Exhibit 99.1

Saratoga Investment Corp.

Computation of Ratios of Earnings to Fixed Charges

	For the Nine Months Ended	For the Year Ended	For the Year Ended
	November 28,	February 29,	February 28,
	2012	2012	2011
Earnings:
Net increase in net assets resulting from operations	$8,807,377	$13,275,143	$16,958,241
Income tax expense, including excise tax	—	—	—
Total earnings before taxes	$8,807,377	$13,275,143	$16,958,241
Fixed Charges:
Interest Expense	$1,808,568	$1,297,985	$2,611,839
Total fixed charges	$1,808,568	$1,297,985	$2,611,839
Earnings available to cover fixed charges	$10,615,945	$14,573,128	$19,570,080
Ratio of earnings to fixed charges	5.9	11.2	7.5